August 26, 2004

Mail Stop 0409

Eric Schmidt
Chief Executive Officer
Google, Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Re:	Google, Inc.
	Form S-1 filed August 4, 2004
	Amendment No. 1 to Form S-1 filed August 6, 2004
Registration No. 333-117934

Dear Mr. Schmidt:

	This is to advise you that we have reviewed only those portions of the above registration statement that relate to the rescission offer. We have the following comments.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please update your disclosure to include all of the material information that appears in your initial public offering registration statement on Form S-1 (File No. 333-114984) and to give effect to the IPO. For example, please revise to discuss the settlement with Yahoo! and the Playboy article. Also include all final pricing and market information regarding the IPO.


Questions and Answers About the Rescission Offer, page 1

2. Refer to the statement about general theories of estoppel at the top of page 2. This statement is a legal conclusion that Google is not qualified to make. Please revise to disclose that this statement is based on the advice or opinion of counsel, name counsel, and file counsel`s consent as an exhibit to the registration statement. Alternatively, please omit this statement. Provide conforming changes on page 8, where you discuss other forms of relief and remedies, and elsewhere as applicable in the prospectus.

3. Refer to the second question on page 4. Please revise to clarify when the federal statute of limitations period commences.


Rescission Offer, page 12

4. Please revise to include a more detailed discussion of the background of the rescission offer, including the information discussed in the risk factor on pages 18-19 of your initial public offering registration statement on Form S-1 (File No. 333-114984). Also provide comparable detail in your risk factors for this prospectus.


Risk Factors, page 28

5. Please relocate the risk factors section so that it immediately follows the prospectus summary, as required by Item 503(c) of Regulation S-K.


Exhibit 5.1

6. The opinion filed as exhibit 5.1 appears to be a tax opinion rather than a legality opinion. Please revise your exhibit index to identify the tax opinion as a separate exhibit. Also, please file a legality opinion, as required by Item 601(b)(5) of Regulation S-K. Please ensure that each of the opinions is dated.


Other

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
	Please contact Peggy Kim, Attorney-Advisor, at (202) 942-2987, or me at (202) 942-1960 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Christian Montegut, Esq. (via facsimile)
	Donald Harrison, Esq. (via facsimile)
	Wilson Sonsini Goodrich & Rosati

Google, Inc.
Form S-1 (333-117934)
Page 4